INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933. REGISTRATION STATEMENTS RELATING TO THESE SECURITIES HAVE BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                          Pursuant to Rule 424(b)(5)
                                          Registration No. 33-44684
                                          Registration No. 333-28295

                             SUBJECT TO COMPLETION

             PRELIMINARY PROSPECTUS SUPPLEMENT DATED APRIL 1, 1998 PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 1, 1998)

                                  $300,000,000
                             LITTON INDUSTRIES, INC.

                                  $100,000,000
    [LOGO]                    % SENIOR NOTES DUE 2003

                                  $200,000,000
                           % SENIOR DEBENTURES DUE 2018

                              -------------------
    Interest on the    % Senior Notes due 2003 (the "2003 Notes") and    %
Senior Debentures due 2018 (the "2018 Debentures" and together with the 2003 Notes, the "Securities") of Litton Industries, Inc. ("Litton" or the "Company")
will accrue from the date of issuance and will be payable on         and
of each year, commencing          , 1998. The 2003 Notes are not redeemable
prior to maturity. The 2018 Debentures are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2018 Debentures and (ii) as determined by an Independent Investment Banker (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued interest thereon to the date of redemption. The Securities are senior unsecured obligations of Litton. See "Description of the Securities".

    The Securities offered hereby will be represented by global securities (the "Global Securities") registered in the name of the nominee of The Depository Trust Company (the "Depositary"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Securities in definitive form will not be issued.
                              -------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
               RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                   PRICE TO          UNDERWRITING        PROCEEDS TO
                                                                  PUBLIC(1)          DISCOUNT(2)        COMPANY(1)(3)
Per     % Senior Note due 2003..............................          %                   %                   %
Total.......................................................          $                   $                   $
Per     % Senior Debenture due 2018.........................          %                   %                   %
Total.......................................................          $                   $                   $

(1) Plus accrued interest, if any, from         , 1998.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting expenses payable by the Company estimated at $300,000.
                              -------------------

    The Securities are offered by the several Underwriters, subject to prior sale, when, as and if issued and accepted by them, subject to approval of certain legal matters by counsel for the several Underwriters and certain other conditions. The several Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Securities will be made through the book-entry facilities of the
Depositary on or about April   , 1998.
                              -------------------
MERRILL LYNCH & CO.
             CREDIT SUISSE FIRST BOSTON
                           GOLDMAN, SACHS & CO.
                                         J.P. MORGAN & CO.

                              -------------------

           The date of this Prospectus Supplement is April   , 1998.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  THE COMPANY

    Litton Industries, Inc. (hereafter together with its consolidated subsidiaries referred to as the "Company" or "Litton" unless the context otherwise indicates) is a high technology aerospace, defense and commercial electronics corporation which provides advanced electronic, defense and information systems and marine engineering and production to U.S. and world markets. The Company also provides electronic components and materials to customers worldwide. Approximately 67% of the Company's consolidated revenues for the fiscal year ended July 31, 1997 were derived from sales to the U.S. Government.

    The Company's businesses are reported in four business segments: Advanced Electronics, Information Systems, Marine Engineering and Production, and Electronic Components and Materials. The Advanced Electronics segment is a major supplier of electronic systems and related services to the U.S. and international military electronics markets and also provides navigation systems and electronic components to a variety of commercial customers. The Information Systems segment provides information technology and systems integration in defense as well as non-defense government and commercial sectors. The Marine Engineering and Production segment is a leading designer and builder of complex surface combatant ships for the U.S. Navy and also provides modernization, overhaul, repair and design and engineering work. The Electronic Components and Materials segment is an international supplier of electronic connectors, multilayer circuit boards and other interconnect products, primarily for the telecommunications and computer industries.

    The Company has completed a number of acquisitions in the last two years as it continues an acquisition strategy intended to reduce its dependence on defense related businesses. In fiscal years 1996 and 1997, the Company acquired PRC Inc. ("PRC"), Sperry Marine Inc. ("Sperry Marine"), Racal Marine Group ("Decca") and SAI Technology ("SAIT"). See "Business". On April 1, 1998, the Company acquired TASC, Inc. and The Analytical Sciences Corporation Limited ("TASC U.K.") (collectively, "TASC"), which Litton believes will complement its existing businesses in the Information Systems segment. All of these, and other, acquisitions are expected to expand the Company's sales base going forward. Additionally, Litton has continued its efforts to improve cost efficiencies and to adjust the capacity of its operations to enhance competitiveness.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the issue and sale of the Securities offered hereby will be used to repay outstanding borrowings under the Company's credit agreement dated December 22, 1994, as amended to date, among the Company and certain lenders set forth therein (the "1994 Credit Agreement") and to retire a portion of the Company's outstanding commercial paper incurred in connection with the acquisition of TASC. As of March 31, 1998, borrowings under the 1994 Credit Agreement bore interest at 5.89% per annum and the weighted average interest rate on the Company's commercial paper was 6.23% per annum.

                                 RECENT EVENTS

ACQUISITION OF TASC

    On April 1, 1998 the Company completed the acquisition of TASC from Primark Corporation for a purchase price of $432 million in cash, subject to adjustment. TASC, with revenues of approximately $440 million for its fiscal year ended December 31, 1997, is a leading provider of information technology and services to the national intelligence sector, the U.S. Department of Defense and to non-defense government and commercial customers. The net proceeds to be received by the Company from the issue and sale of the Securities offered hereby will be used to repay outstanding borrowings under the 1994 Credit Agreement and to retire a portion of the Company's outstanding commercial paper incurred in connection with the acquisition of TASC.

    TASC, Inc. provides a broad spectrum of technology based information services and products primarily to U.S. government agencies principally involved in national security and intelligence related activities. TASC, Inc.'s principal commercial product is Computer Output to Laser Disk software used in document management systems and has also recently initiated a business in precision imaging, primarily for the agricultural market. WSI Corporation, the principal subsidiary of TASC, Inc., provides real-time and historical weather information, together with related software, primarily to customers in the media, aviation, agriculture, utility and government markets. TASC U.K. provides weather forecasting and programming services as well as customized weather information systems to media clients, and customers in the broadcasting and cable television industries in the U.K. and other European countries. Based on information provided by Primark Corporation, approximately 88% of TASC's revenues for its fiscal year ended December 31, 1997 were derived from sales to the U.S. Government.

    On March 31, 1998, in connection with the acquisition of TASC, the Company borrowed $400 million under a newly established commercial paper program and entered into a new revolving credit agreement totalling $400 million to be used, initially, as a back-up facility for its commercial paper program.

                                 CAPITALIZATION

    The following table sets forth as of January 31, 1998 the historical capitalization of the Company, the pro forma capitalization of the Company reflecting the TASC acquisition (without reflecting the issuance of the Securities), and the pro forma capitalization of the Company as adjusted to reflect the issuance of the Securities offered hereby and the application of the gross proceeds therefrom before the payment of estimated offering expenses and an assumed underwriting discount. See "Use of Proceeds".

                                                                                        JANUARY 31, 1998
                                                                            -----------------------------------------
                                                                                                       PRO FORMA AS
                                                                             ACTUAL    PRO FORMA(1)     ADJUSTED(2)
                                                                            ---------  -------------  ---------------
                                                                                          (IN MILLIONS)
Short-Term Obligations:
  Borrowings under the 1994 Credit Agreement..............................  $     240    $     240       $      --
  Notes Payable to Banks..................................................         33           33              33
  Current Portion of Long-Term Obligations................................          7            7               7
                                                                            ---------       ------          ------
    Short-Term Obligations................................................  $     280    $     280       $      40
                                                                            ---------       ------          ------
                                                                            ---------       ------          ------
Long-Term Obligations:
  Pension Accruals........................................................  $      61    $      61       $      61
  Commercial Paper........................................................         --          400             340
  Notes due 2003..........................................................         --           --             100
  Debentures due 2018.....................................................         --           --             200
  Debentures due 2026.....................................................        300          300             300
  Debentures due 2036.....................................................        100          100             100
  Other...................................................................         29           29              29
                                                                            ---------       ------          ------
    Long-Term Obligations.................................................        490          890           1,130
                                                                            ---------       ------          ------
Shareholders' Investment:
  Voting Preferred Stock--Series B........................................          2            2               2
  Common Stock--120 million authorized at $1.00 par value; 46,158,878
    shares outstanding at January 31, 1998................................         46           46              46
  Additional Paid-in Capital..............................................        309          309             309
  Retained Earnings.......................................................        810          810             810
  Cumulative Currency Translation Adjustment..............................        (43)         (43)            (43)
                                                                            ---------       ------          ------
    Total Shareholders' Investment........................................      1,124        1,124           1,124
                                                                            ---------       ------          ------
      Total Capitalization................................................  $   1,614    $   2,014       $   2,254
                                                                            ---------       ------          ------
                                                                            ---------       ------          ------

------------------------

(1) Assumes that the purchase price for the TASC acquisition was funded with $400 million of commercial paper and $32 million of available cash.

(2) The gross proceeds from the issuance of the Securities, before the payment of estimated offering expenses and an assumed underwriting discount, will be used to repay outstanding borrowings under the 1994 Credit Agreement and a portion of the Company's commercial paper borrowings used to fund the TASC acquisition.

                       SELECTED HISTORICAL FINANCIAL DATA

    The Selected Historical Financial Data below should be read in conjuction with the more detailed information appearing in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997 and the other documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Selected Historical Financial Data for each of the three years ended July 31, 1997 have been derived from audited financial statements which are incorporated by reference herein. The Selected Historical Financial Data for the six-month periods ended January 31, 1998 and January 31, 1997 are derived from unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. Results for the six months ended January 31, 1998 are not necessarily indicative of the results to be expected for the full fiscal year ended July 31, 1998.

                                                      SIX MONTHS ENDED JANUARY 31,
                                                                                                FISCAL YEAR ENDED JULY 31,
                                                      ----------------------------      ------------------------------------------
                                                         1998             1997             1997             1996            1995
                                                      -----------      -----------      -----------      -----------      --------
                                                                                 (DOLLARS IN MILLIONS)
OPERATING RESULTS:
  Sales and Service Revenues......................    $   2,012.9      $   2,009.3      $   4,175.5      $   3,611.5      $3,319.7
  Segment Operating Profit........................          188.2            176.2            369.6            320.1         280.5
  Earnings before Interest Expense and Taxes on
    Income........................................          164.9            152.6            322.6            279.9         239.9
  Net Earnings....................................           84.1             76.0            162.0            150.9         135.0
  Sales to the U.S. Government as a Percent of
    Total Sales...................................            N/A              N/A              %67              %71            73%
FINANCIAL POSITION AT PERIOD END:
  Total Assets....................................    $   3,571.2      $   3,380.4      $   3,519.7      $   3,431.4      $2,559.6
  Shareholders' Investment........................        1,123.6            980.2          1,039.0            917.3         758.1
  Long-term Obligations...........................          490.0            495.5            507.3            514.5         103.6
  Working Capital.................................          150.0            137.8            121.2             68.8         130.1
  Current Ratio...................................           1.09             1.09             1.07             1.04          1.10
OTHER SELECTED FINANCIAL INFORMATION:
  Ratio of Earnings to Fixed Charges (1)..........            5.4x             5.1x             5.2x             8.0x         12.2x
  Capital Expenditures............................    $      42.8      $      44.7      $     113.1      $      91.0      $   98.3
  Depreciation and Amortization Expense...........           69.6             67.3            137.5            113.8          95.4
  Research and Development
    Expenditures..................................          110.4            107.8            241.8            217.0         227.1
  Backlog at Period End...........................        5,689.6(2)       5,921.5(2)       5,525.5(3)       5,666.9(3)    5,137.8
  Number of Employees at Period End...............         32,100           31,300           31,500           33,500        29,100

------------------------

 (1) The ratio of earnings to fixed charges is computed by dividing the sum of historical Earnings before Taxes on Income and fixed charges, as adjusted, by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and that portion of rental expense which is deemed to be representative of interest.

 (2) In addition, PRC had unfunded backlog with potential contract values totaling approximately $1.8 billion and $1.5 billion for the six months ended January 31, 1998 and the six months ended January 31, 1997, respectively.

 (3) In addition, PRC had unfunded backlog with potential contract values totaling approximately $1.5 billion and $1.0 billion for fiscal years 1997 and 1996, respectively.

N/A Not available.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF HISTORICAL
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The information set forth below should be read in conjunction with the consolidated financial statements and other information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

    Effective August 1, 1997, the Company's Information Systems businesses have been reported as a separate segment. Accordingly, the segment information for the prior periods as discussed herein has been restated to reflect this change.

SIX MONTHS ENDED JANUARY 31, 1998 AS COMPARED TO SIX MONTHS ENDED JANUARY 31,
  1997

    The Company reported sales and operating profit of $2.0 billion and $188.2 million for the six months ended January 31, 1998 compared with $2.0 billion and $176.2 million for the six months ended January 31, 1997. Net earnings rose 10.6% to $84.1 million for the six months of the current fiscal year compared with $76.0 million for the prior fiscal year.

    The Advanced Electronics segment reported sales and operating profit of $778.3 million and $52.1 million for six months of the current fiscal year compared with $719.8 million and $43.8 million, respectively, for the six months of fiscal year 1997. The improvements in the results partly reflected the acquisition of Decca in February 1997. Decca provides electronic chart systems, bridge monitoring systems and radar products. Increased volume and production rates on programs in the integrated avionics systems and radar warning systems businesses also contributed to the improved results. Backlog for this segment at January 31, 1998 was $1.5 billion compared with $1.6 billion at July 31, 1997.

    The Information Systems segment reported sales and operating profit of $514.8 million and $32.5 million for the six months of the current fiscal year compared with $513.0 million and $34.6 million for the six months of the prior fiscal year. Contributions from the acquisition of SAIT in March 1997 were largely offset by a slowdown in sales under PRC's Super-Minicomputer program, which is an indefinite delivery / indefinite quantity contract with various U.S. government agencies to provide computer systems integration and networking solutions. Operating profit was also impacted by program technology investments related to software used in mobile command and control systems and displays and computer products. Going forward, these investments should allow the Company to address new market opportunities. During the first six months of fiscal year 1998, PRC received contract awards to provide software and systems engineering, hardware, telecommunication services and technical support for various U.S. government agencies. Funded backlog for the Information Systems segment at January 31, 1998 was $666.5 million compared with $518.1 million at July 31, 1997. In addition, PRC had unfunded backlog with potential contract values of $1.8 billion at January 31, 1998 compared with $1.5 billion at July 31, 1997. As discussed in "Recent Events", the Company recently completed the acquisition of TASC. As a provider of information technology and services to both federal and commercial customers, TASC will expand the Company's existing information technology business base and allow the Company to address new markets.

    The Marine Engineering and Production segment reported sales and operating profit of $461.4 million and $59.3 million for the six months of fiscal year 1998 compared with $549.7 million and $65.4 million for the six months of fiscal year 1997. The decline in sales reflected lower construction activities on contracts nearing completion and contracts completed during fiscal year 1997 including two Aegis destroyers and one LHD class amphibious assault ship. Shortly after the end of the current quarter, the Company completed and delivered another Aegis destroyer to the U.S. Navy. This sales decline was partially offset by other contracts moving into more advanced stages of production, including a seventh LHD class amphibious assault ship and two Aegis destroyers. Operating margins improved as a result of increased earnings rates on programs maturing in the production process and continued cost reduction efforts. Current construction activities include two LHD class amphibious assault ships, five Aegis destroyers and multiple deepwater supply vessels for a commercial customer. Backlog for this segment at

January 31, 1998 was $3.3 billion compared with $3.2 billion at July 31, 1997. Subsequent to the end of the second quarter ended January 31, 1998, the U.S. Navy awarded the Company a contract to build six additional Aegis destroyers with options for two more. This award has a potential contract value of over $2.8 billion inclusive of the options if they are exercised.

    The Electronic Components and Materials segment reported sales and operating profit of $286.9 million and $45.8 million for the six months of the current fiscal year compared with $254.9 million and $33.7 million for the six months of the prior fiscal year. These improvements were attributable to strong demand for this segment's commercial electronics products used in communication industries. Process improvements and cost reduction efforts also contributed to the improved results.

    Information concerning the Company's business segments for fiscal years 1997, 1996, 1995 is set forth below.

                                                                        MARINE
                                                                      ENGINEERING   ELECTRONIC     CORPORATE
                               YEAR ENDED    ADVANCED    INFORMATION      AND       COMPONENTS     AND OTHER
                                JULY 31,    ELECTRONICS    SYSTEMS    PRODUCTION   AND MATERIALS    AMOUNTS      TOTAL
                               -----------  -----------  -----------  -----------  -------------  -----------  ---------
                                                                 (DOLLARS IN MILLIONS)
Sales........................        1997    $   1,533    $   1,085    $   1,112     $     508     $     (62)  $   4,176
                                     1996        1,326          612        1,295           450           (71)      3,612
                                     1995        1,190          406        1,396           405           (77)      3,320

Operating Profit (Loss)......        1997    $      96    $      75    $     135     $      70     $    (106)  $     270
                                     1996           87           45          143            51           (72)        254
                                     1995           80           33          132            37           (55)        227

Operating Margins............        1997          6.3%         6.9%        12.1%         13.7%           --         8.9%(1)
                                     1996          6.6          7.3         11.0          11.4            --         8.9(1)
                                     1995          6.7          8.0          9.4           9.1            --         8.4(1)

Capital Expenditures.........        1997    $      30    $      27    $      29     $      26     $       1   $     113
                                     1996           37           13           19            20             2          91
                                     1995           38            8           26            15            11          98

Depreciation and Amortization
  Expense....................        1997    $      68    $      33    $      19     $      16     $       2   $     138
                                     1996           61           17           19            15             2         114
                                     1995           53            7           18            15             2          95

Identifiable Assets at Year
  End...................... .        1997    $   1,443    $     866    $     327     $     340     $     544   $   3,520
                                     1996        1,383          776          361           338           573       3,431
                                     1995        1,074          201          392           308           585       2,560

------------------------

(1) Represents segment operating profit as a percentage of sales.

FISCAL YEAR 1997 COMPARED TO 1996

    Total sales and operating profit for fiscal year 1997 were $4.2 billion and $369.6 million, respectively, representing increases of 16% and 15%, respectively, over the prior year's results. Despite an increase in interest expense, net earnings increased 7% to $162.0 million for fiscal year 1997 compared with net earnings of $150.9 million for fiscal year 1996.

    The increase in sales and operating profit for the Advanced Electronics segment primarily reflected the acquisitions of Sperry Marine, a leading supplier of marine electronic navigation and guidance systems, in May 1996 and Decca in February 1997. The combined technologies and capabilities of Sperry Marine and Decca have enabled the Company to provide system-wide solutions to the marine markets for both defense and commercial applications. Backlog for the Advanced Electronics segment was $1.6 billion at July 31, 1997 compared with $1.7 billion at July 31, 1996.

    Sales and operating profit for the Information Systems segment were significantly higher primarily as a result of the acquisition of PRC in February 1996. PRC is a diversified information technology company that designs, develops, integrates and supports computer-based information handling and processing systems and reengineers business processes for the U.S. Government and other customers. PRC generates a significant portion of its revenues from providing systems integration and computer-based solutions to the non-defense federal, state and local governmental markets. The Company also strengthened its position in the electronic display market with the acquisition of SAIT in March 1997. SAIT provides customized and ruggedized mobile computing equipment and systems for commercial and military operations worldwide. Backlog for the Information Systems segment at July 31, 1997 amounted to $518.1 million compared with $569.2 million at July 31, 1996. In addition, PRC had unfunded backlog with potential contract values totaling approximately $1.5 billion at July 31, 1997 compared with $1.0 billion at July 31, 1996.

    Sales for the Marine Engineering and Production segment for fiscal year 1997 decreased due to a lower level of construction activities as a result of contracts being completed, including two Aegis destroyers during each of fiscal years 1996 and 1997 and a fifth LHD class amphibious assault ship in fiscal year 1997. This decline was partially offset by other contracts moving into more advanced stages of production and the startup of production on a seventh LHD class amphibious assault ship. Operating margins improved as a result of increased earnings rates on programs maturing in the production process and continued cost reduction efforts. During fiscal year 1997, the U.S. Navy awarded the Company a contract to begin advance procurement of materials to be used in the construction of Aegis destroyers. As previously discussed, a contract to build six additional Aegis destroyers, along with options for two more, was awarded to the Company subsequent to the end of the second quarter of fiscal year 1998. During fiscal year 1997, the Company also received two contract awards to build 18 deepwater offshore supply vessels, with options for 13 more, for a customer in the commercial ship chartering industry. Going forward, the Company intends to pursue other commercial opportunities including offshore drilling rigs and production platforms particularly in the petroleum industry. Backlog for the Marine Engineering and Production segment at July 31, 1997 was $3.2 billion compared with $3.3 billion at July 31, 1996.

    The Electronic Components and Materials segment contributed with improved sales and operating profit in fiscal year 1997. Sales and operating profit were $508.3 million and $69.7 million, respectively, for fiscal year 1997, compared with $449.6 million and $51.4 million, respectively, for fiscal year 1996. This segment benefited from the growth in the markets which it serves, particularly from the strong demand in the telecommunication-related markets for its commercial electronic products. Cost reduction efforts and process improvements have also contributed to the improved operating margins.

FISCAL YEAR 1996 COMPARED TO 1995

    Effective July 31, 1996, certain businesses previously reported with the Advanced Electronics segment have been grouped with the Electronic Components and Materials segment (formerly known as the Interconnect Products segment). Accordingly, the segment information for fiscal year 1995 as discussed below has been restated to reflect these changes.

    Total sales and operating profit increased by 9% and 14%, respectively, compared with the prior year's results. Net earnings improved 12%, although interest expense was higher in 1996 as a result of the debt incurred in connection with the PRC and Sperry Marine acquisitions.

    Sales and operating profit for the Advanced Electronics segment increased by 11% and 9%, respectively, when compared with the prior fiscal year. These improvements reflected the contributions from the acquisitions completed during fiscal years 1996 and 1995. These acquisitions included Sperry Marine, the

Inertial Systems Business Unit of Hughes Electronics Corp.'s Delco Systems Operations ("Delco") and Teldix GmbH ("Teldix"), a European defense electronics firm. Delco designs and manufactures launch vehicle avionics systems and spacecraft guidance systems and provides maintenance, repair and upgrade of aircraft avionics systems for commercial and military customers worldwide. Teldix provides avionics and navigation systems and supplies integrated navigation and attitude and heading references systems. Teldix also develops and produces momentum and reaction wheels for space satellites. At July 31, 1996, backlog for this segment was $1.7 billion compared with $1.5 billion at July 31, 1995.

    The Information Systems segment reported significant increases in sales and operating profit over the prior year due to the acquisition of PRC in February 1996. However, the operating margin for fiscal year 1996 of 7.3% was lower than the 8.0% for fiscal year 1995 as a result of PRC being a lower margin business in comparison with that historically experienced by other businesses in this segment. Backlog for this segment was $569.2 million at July 31, 1996 compared with $180.5 million at July 31, 1995. In addition, PRC had unfunded backlog with potential contract values totaling approximately $1.0 billion at July 31, 1996.

    Sales for the Marine Engineering and Production segment were lower by 7%, while operating profit improved by 8% compared with the prior year's results. The decrease in sales was attributable to lower construction activity on long-term contracts nearing completion, partially offset by activity on new contracts and others moving into more advanced stages of production. Operating margins improved as a result of cost reduction efforts and increased earnings rates on long-term contracts as they matured in the production process and as uncertainties diminished. During fiscal year 1996, the Company delivered three Aegis destroyers to the U.S. Navy and received funding for the construction of a fifteenth Aegis destroyer with a contract value in excess of $300 million and options for two more destroyers (which were exercised during fiscal year 1997). Also in fiscal year 1996, the Company received funding to construct a seventh LHD class amphibious assault ship with a contract value of nearly $800 million. Backlog for this segment at July 31, 1996 was $3.3 billion, not including the aforementioned options for two more Aegis destroyers, compared with $3.3 billion at July 31, 1995. Backlog at July 31, 1996 included seven Aegis destroyers, six of which were under production, and three LHD class amphibious assault ships, all of which were in production.

    The Electronic Components and Materials segment also contributed with improved results in fiscal year 1996 as a result of strong demand for its electronics-related products by its customers in the telecommunication and computer industries. On-going cost reduction efforts also helped to maintain the solid performances by the businesses in the segment.

LIQUIDITY AND CAPITAL RESOURCES

    The Company completed the first half of fiscal year 1998 with $24.3 million in cash and marketable securities, comparable to the $19.9 million at July 31, 1997. During the second quarter of fiscal year 1998, the Company incurred certain short-term borrowings under the 1994 Credit Agreement in connection with a payment for prior years' taxes of approximately $127 million. Cash flow from operations otherwise provided the funds to meet operating and capital needs. Borrowings under the 1994 Credit Agreement amounted to $240 million at January 31, 1998 and will be repaid, along with a portion of the commercial paper issued in connection with the TASC acquisition, with the proceeds from the issuance of the Securities offered hereby. See "Capitalization". Available credit commitments under the 1994 Credit Agreement were $160 million at January 31, 1998. Management believes that cash flow from operations and anticipated borrowing capacity will be sufficient to meet operating needs for the foreseeable future.

ENVIRONMENTAL MATTERS

    As previously reported, the Company or certain of its divisions or subsidiaries has been named as a potentially responsible party in respect to various sites to which certain of its operations may have contributed wastes. Also, the Company and certain of its divisions and subsidiaries have incurred costs, which have not had a material impact on the Company's consolidated financial position in any one year, for cleaning up a number of sites now or formerly owned or leased by the Company. At this time, the Company believes that its ultimate liability for additional expenditures associated with such owned or leased sites and other sites to which it may have contributed wastes will not have a material adverse effect on its consolidated financial position.

YEAR 2000

    The Company is continuing its efforts to evaluate the extent of year 2000 issues through internal programs initiated to identify and resolve such issues. Costs incurred to date have not been significant and the remaining costs to be incurred are not expected to have a material impact on the Company's consolidated financial position. The Company believes it will satisfactorily resolve its year 2000 issues.

                                    BUSINESS

    The Company is a high-technology aerospace, defense and commercial electronics company which provides advanced electronic, defense and information systems to U.S. and world markets and is a primary builder of large multimission surface combatant ships for the U.S. Navy. Litton is a leader in integrated marine electronics and information technology-based systems and products. In addition to being a primary builder of surface combatant ships, the Company provides overhaul, repair, modernization, design and engineering services. Litton is also an international supplier of connectors, multilayer circuit boards, solder materials, laser crystals and other electronic components used primarily in the telecommunications, industrial and computer markets. The Company was founded in California in 1953 and has evolved into a major international organization with approximately 32,100 employees in more than 26 divisions and seven countries as of January 31, 1998.

    The Company's businesses are reported in four business segments: Advanced Electronics, Information Systems, Marine Engineering and Production, and Electronic Components and Materials. For financial information concerning the company's business segments, see "Management's Discussion and Analysis of Historical Financial Condition and Results of Operations".

    The Company has completed a number of acquisitions in the last two years as it continues an acquisition strategy intended to reduce the Company's concentration on defense related businesses. The acquisition of PRC in fiscal year 1996 established Litton in the rapidly growing information systems market. PRC is a diversified information technology company that designs, develops, integrates and supports computer-based information handling and processing systems and reengineers business processes for its customers. PRC derives a significant portion of its revenues from providing systems integration and computer-based solutions to the non-defense federal, state and local governments. Other acquisitions during fiscal years 1996 and 1997 included Sperry Marine, Decca and SAIT. Sperry Marine is a provider of advanced electronic navigation and guidance systems to commercial and military customers for marine uses. Decca provides diverse marine electronic equipment, including radars, electronic chart systems, chart video plotting systems and bridge monitoring systems. SAIT manufactures customized and ruggedized mobile computing equipment and systems for military and commercial applications worldwide.

ADVANCED ELECTRONICS

    The Company is a leading designer, builder and supplier of electronic systems and related services to military markets in the U.S. and abroad. The businesses in this segment also provide navigation systems and marine electronics to a variety of commercial customers. Principal activities include development, manufacture and assembly of systems for inertial navigation, guidance and control; marine electronics; electronic warfare; and command, control and communications. In addition, the Company provides upgrade and retrofit services and products for military and commercial customers worldwide.

    Litton's navigation, guidance and control systems are found on military and commercial aircraft, spacecraft, helicopters, ships, missiles, torpedoes and land and launch vehicles. Products include inertial navigation components, computers, displays, marine systems, IFF/RF (identification friend or foe/radio frequency) systems and acoustic systems. The Company is also an integrator of systems for aircraft, ships and land vehicles. Most tactical military aircraft are equipped with Litton products. An installed base of more than 40,000 systems generates a steady flow of retrofit opportunities. As a producer of marine electronic navigation products and systems, Litton provides an extensive portfolio of marine products and services including automated and integrated bridge control systems for diverse applications.

    In its electronic warfare systems businesses, the Company produces a wide variety of laser range finders and target designators, threat warning and electro-optical systems, electronic support measures, night vision systems and radar warning systems for U.S. and allied military services. Litton designs and manufactures microwave tubes and power supplies for ground-based, shipboard and airborne radar, communications and electronic countermeasures. Litton also provides command data-handling systems, space-borne communication systems, military air traffic control systems and solid-state memory and telemetry systems.

    Sales backlog for the Advanced Electronics segment was $1.5 billion and $1.6 billion at January 31, 1998, and July 31, 1997, respectively. Significant revenues of this segment result from sales to the U.S. government (approximately 64% for fiscal year 1997).

INFORMATION SYSTEMS

    A leader in systems integration, Litton is expanding its information systems ("IS") business rapidly. The Company has a strong IS presence in defense, as well as in non-defense, government and commercial sectors. Litton systems for the defense industry focus on such applications as C3, aerospace, logistics, year-2000 ("Y2K") solutions and health care. Litton holds one of the largest contracts for provision of client-server systems to agencies associated with the U.S. Department of Defense.

    Litton is participating in an effort led by a unit of Lucent Technologies Inc. to provide telecommunications services involving the transmission of information by voice, video and electronic data between networks and ships in port. Under this contract PRC will provide infrastructure and engineering services to U.S. Navy installations worldwide. Litton is delivering technical and operational support to the communication and computer systems at 20 U.S. Air Force Material Command locations under a multi-year contract. This effort will help the U.S. Air Force adopt common interoperable architectures for management information systems.

    This segment also supplies tactical C3 systems involving integration of sensors and weapons platforms with command facilities to U.S. and allied military services. These systems automatically track hosts of friendly and hostile targets, control air defense weapons and sensors, and provide close air support, interdiction, in-flight refueling and air traffic control operations.

    The Company has also increased the automation of fire support systems. This technology selects the right weapons to fire against specific targets, the time of firing and the type of ammunition and fusing. The U.S. Army employs Litton's smart terminals to help digitize the battlefield from the soldier through higher command levels.

    Litton has launched a new company to expand the information technology business still further. Litton Enterprise Solutions ("LES") serves growing commercial markets for information systems and software. LES also offers management consulting and outsourcing services and addresses rapidly growing markets such as Y2K solutions.

    Litton already serves the IS needs of about 200 commercial customers and has strategic alliances with many hardware, software and information technology service companies. Important partnerships are in place with well-known companies in the information technology market.

    Funded backlog for the Information Systems segment amounted to $666.5 million and $518.1 million at January 31, 1998, and July 31, 1997, respectively. In addition, PRC had unfunded backlog of $1.8 billion in potential contract values as of January 31, 1998, and $1.5 billion at July 31, 1997.

MARINE ENGINEERING AND PRODUCTION

    Litton is a leader in the design and production of surface combatant ships. Ingalls Shipbuilding, Inc. ("Ingalls"), a wholly-owned subsidiary of Litton, is one of two facilities producing guided missile destroyers for the U.S. Navy. These ships, of the Arleigh Burke (DDG 51) Aegis class, provide primary antiaircraft protection for the U.S. fleet. Of the 23 Aegis destroyers ordered, with options for two more, 11 have been delivered. Delivery dates are expected to extend through 2006.

    Ingalls is the sole manufacturer of the extremely sophisticated Wasp (LHD 1) class of multi-purpose amphibious assault ships. Ingalls holds contracts to build seven ships, of which five have been delivered.

    Under a series of support contracts with the U.S. Navy, Ingalls provides planning, engineering and production services for Aegis cruiser and destroyer fleets, as well as the Spruance (DD 963) and Kidd (DDG 993) classes of destoyers, which are also built by Ingalls.

    Litton has announced participation in two joint shipbuilding efforts. The Company and two other manufacturers are competing jointly for U.S. Navy shipbuilding contracts in the DD 21/SC 21 program. The team includes Ingalls, the Bath Iron Works subsidiary of General Dynamics Corporation and an electronic systems unit of Lockheed Martin Corporation. The contracts will provide for the construction and support work for more than 30 new destroyers and cruisers. The U.S. Navy is expected to award contracts for trade studies and initial concepts to as many as three teams in 1998.

    Litton has also entered into a long-term agreement with Avondale Industries, Inc., ("Avondale") to jointly compete for work on certain commercial and U.S. Navy shipbuilding programs. Teams from the two organizations expect to bid on contracts for tankers to transport crude oil from the North Slope of Alaska. Ingalls and Avondale are also joining forces to develop a new fleet of U.S. Coast Guard cutters and cargo ships for the U.S. Navy.

    Ingalls is a participant in the international shipbuilding and ship overhaul markets. The shipyard designed and built three 1,300-ton corvette-size vessels for the navy of Israel. In addition, Ingalls holds a contract to overhaul and modernize two frigates for the Venezuelan navy.

    Ingalls has launched an expansion program to increase capacity for its growing commercial activity while maintaining its military business. Ingalls is positioning itself to build commercial vessels, offshore drilling rigs and production platforms, chiefly in response to the interest of the petroleum industry in deep-water exploration and production opportunities in the Gulf of Mexico. Ingalls has initiated work under contracts to build as many as 31 deep-water supply vessels for a customer in the commercial ship chartering industry.

    Sales backlog for the Marine Engineering and Production segment was $3.3 billion and $3.2 billion at January 31, 1998, and July 31, 1997, respectively. Substantially all of the revenues of the Marine Engineering and Production segment are derived from sales to the U.S. Government (approximately 98% for fiscal year 1997).

ELECTRONIC COMPONENTS AND MATERIALS

    Competing primarily in worldwide commercial markets, the Electronic Components and Materials segment designs and manufactures such varied products as laser rods, solder materials, signal and power connectors, multilayer circuit boards and other equipment used chiefly for telecommunication, industrial and computer purposes. The segment is also one of the leading suppliers of gallium arsenide substrates. The enterprises in this segment vie in high-growth markets with strong profit margins and sharp demand for materials of premium quality.

    Sales backlog for the Electronic Components and Materials segment was $251.0 million and $164.6 million at January 31, 1998 and July 31, 1997, respectively.

U.S. GOVERNMENT CONTRACTS

    Contracts with the U.S. Government are, in many cases, performed over extended periods of time and are subject to changes in design, scope, schedules, costs and funding. In addition, contracts with the U.S. Government are subject to certain laws and regulations with which noncompliance by the contractor may result in various sanctions including monetary penalties and fines as well as debarment or suspension from further U.S. Government contracts.

    Substantially all of the Company's contracts for and with the U.S. Government are terminable at the option of the U.S. Government whenever it believes that such termination would be in its best interest.

Under contracts so terminated, the Company is generally entitled to receive payment for work completed and reasonable allowable costs incurred. Whether the occurrence of any such termination would have an adverse effect on the Company would depend upon the particular contract and the nature of the termination. At the present time, management is not aware of any such circumstances which would result in a material impact on its consolidated financial position.

    Approximately 67% of the Company's consolidated revenues for fiscal year 1997 were derived from sales to the U.S. Government.

RESEARCH AND DEVELOPMENT

    Worldwide expenditures on research and development activities amounted to $110.4 million, $241.8 million, $217.0 million and $227.1 million, of which approximately 29%, 29%, 30% and 28% were Company-sponsored in the six months ended January 31, 1998 and the fiscal years ended July 31, 1997, 1996 and 1995, respectively. The Advanced Electronics and Information Systems segments accounted for substantially all of the total research and development expenditures in such periods.

ENVIRONMENTAL PROTECTION

    During the six months ended January 31, 1998 and the fiscal year ended July 31, 1997, the amounts incurred in compliance with federal, state and local regulations pertaining to environmental standards did not have a material effect upon the capital expenditures or earnings of the Company.

NUMBER OF EMPLOYEES

    At January 31, 1998, the Company had approximately 32,100 full-time employees. Employment by business segment was as follows:

Advanced Electronics................................................     11,000
Information Systems.................................................      6,500
Marine Engineering and Production...................................     10,500
Electronic Components and Materials and Other.......................      4,100
                                                                      ---------
                                                                         32,100
                                                                      ---------
                                                                      ---------

                         DESCRIPTION OF THE SECURITIES

    The 2003 Notes and the 2018 Debentures are each a series of the Securities (referred to in the accompanying Prospectus as the "Debt Securities"). The following description of the particular terms of the Securities offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made.

GENERAL

    The Securities will be issued under a senior debt indenture dated as of
April   , 1998 (including the officers' certificates establishing the terms of the Securities, the "Indenture") between the Company and The Bank of New York, as Trustee. The 2003 Notes and the 2018 Debentures will be limited to $100,000,000 and $200,000,000 aggregate principal amount, respectively, and will
mature on       , 2003 and       , 2018, respectively.

    The Securities will bear interest at the respective rates set forth on the
cover page of this Prospectus Supplement from       , 1998, or the most recent
interest payment date to which interest has been paid or provided for, payable
semiannually in arrears on        and         of each year, commencing        ,
1998, to persons in whose names the Securities are registered at the close of
business on the next preceding        and       , respectively. Interest will be
computed on the basis of a 360-day year consisting of twelve 30-day months.

    The Securities will be unsecured senior obligations of the Company and, as such, will rank PARI PASSU in right of payment with all other existing and future senior indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. As of January 31, 1998, on a pro forma basis after giving effect to the offering of the Securities and the application of the estimated gross proceeds therefrom, the Company would have had approximately $740 million in aggregate principal amount of indebtedness outstanding which would have ranked PARI PASSU in right of payment with the Securities. See "Capitalization".

RESTRICTIVE COVENANTS

    The Company will not, and will not permit any subsidiary to, create, assume or suffer to exist any lien on any Restricted Property (described below), to secure any debt of the Company, any subsidiary or any other person, or permit any subsidiary so to do, without securing the Securities equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions. Exceptions include: (a) existing liens or liens on facilities of corporations at the time they become subsidiaries; (b) liens existing on facilities when acquired, or incurred to finance the purchase price, construction or improvement thereof; (c) certain liens required by contracts with, and in favor of, governmental entities; and (d) liens otherwise prohibited by such covenant, securing indebtedness which, together with the aggregate amount of outstanding indebtedness secured by liens otherwise prohibited by such covenant and the value of certain sale and leaseback transactions, does not exceed 15% of the Company's consolidated net tangible assets (defined as total assets less current liabilities and intangible assets).

    In addition, the Company will not, and will not permit any subsidiary to, enter into any sale and leaseback transaction covering any Restricted Property unless (a) the Company would be entitled under the provisions described above to incur debt equal to the value of such sale and leaseback transaction, secured by liens on the facilities to be leased, without equally and ratably securing the Securities, or (b) the Company, during the six months following the effective date of such sale and leaseback transaction, applies an amount equal to the value of such sale and leaseback transaction to the voluntary retirement of long-term indebtedness or to the acquisition of Restricted Property.

    "Restricted Property" is defined as (a) any manufacturing facility (or portion thereof) owned or leased by the Company or any subsidiary and located within the continental United States which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its subsidiaries taken as a whole, but no such manufacturing facility (or portion thereof) shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 2% of the Company's consolidated net tangible assets, or (b) any shares of capital stock or indebtedness of any subsidiary owning any such manufacturing facility.

    There are no other restrictive covenants contained in the Indenture for the benefit of holders of the Securities.

OPTIONAL REDEMPTION

    The 2003 Notes are not redeemable prior to maturity. The 2018 Debentures are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2018 Debentures and (ii) as determined by an Independent Investment Banker (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued interest thereon to the date of redemption.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined herein), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined herein) for such redemption date, plus 0.1875%.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 2018 Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2018 Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers (as defined herein) appointed by the Trustee after consultation with the Company.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Treasury Reference Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

    "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co., and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the 2018 Debentures to be redeemed.

    Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the 2018 Debentures or portions thereof called for redemption.

    The Securities will not be entitled to the benefit of a sinking fund.

BOOK-ENTRY SYSTEM

    The Securities will be represented by Global Securities that will be deposited with, or on behalf of the Depositary and registered in the name of a nominee of the Depositary.

    The Depositary has advised the company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

    Unless and until they are exchanged in whole or in part for certificated Securities in definitive form, the Global Securities may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

    The Securities represented by the Global Securities will not be exchangeable for certificated Securities, provided that if the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Securities in definitive form in exchange for the Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have Global Securities, and, in such event, will issue individual Securities in definitive form in exchange for the Global Securities previously representing all such Securities. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of Securities in definitive form equal in principal amount to such beneficial interest and to have such Securities registered in its name. Individual Securities so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

    Payments of principal of and interest on the Securities will be made by the Company through the Trustee to the depositary or its nominee, as the case may be, as the registered owner of the Global Securities. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Securities as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    A further description of the Depositary's procedures with respect to the Securities is set forth in the accompanying Prospectus under the heading "Description of the Securities".

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of the Securities set forth opposite its name below:

                                                                PRINCIPAL        PRINCIPAL
                                                              AMOUNT OF 2003  AMOUNT OF 2018
             UNDERWRITER                                          NOTES         DEBENTURES
                                                              --------------  ---------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
J.P. Morgan Securities Inc..................................
                                                              --------------  ---------------
          Total.............................................  $  100,000,000   $ 200,000,000
                                                              --------------  ---------------
                                                              --------------  ---------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Securities, if any are taken.

    The Underwriters propose to initially offer the 2003 Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess
of     % of the principal amount of the 2003 Notes. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of     % of the principal
amount of the 2003 Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Underwriters propose to initially offer the 2018 Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not
in excess of     % of the principal amount of the 2018 Debentures. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of     % of the principal amount of the 2018 Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Securities are new issues of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Until the distribution of the Securities is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities.

    If the Underwriters create a short position in the Securities in connection with the offering of the Securities, i.e., if they sell more Securities than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Securities in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates engage and may in the future engage in investment banking and commercial banking activities with the Company and its subsidiaries. The gross proceeds to be received by the Company from the issue and sale of the Securities offered hereby are expected to be used in part to reduce outstanding borrowings under the 1994 Credit Agreement under which an affiliate of J.P. Morgan Securities Inc. is a lender.

                             VALIDITY OF SECURITIES

    The validity of the Securities offered hereby will be passed upon for the Company by John E. Preston, Esq., Senior Vice President and General Counsel of the Company, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. As of March 27, 1998, Mr. Preston owned 14,801 shares of Common Stock of the Company and held options to acquire an additional 56,258 shares of Common Stock of the Company.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus Supplement by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                            LITTON INDUSTRIES, INC.

                                   SECURITIES

                               ------------------

    Litton Industries, Inc., a Delaware corporation (the "Company" or "Litton"), may offer from time to time (i) debt securities (the "Debt Securities"), which may be any of senior debt securities ("Senior Debt Securities"), senior subordinated debt securities ("Senior Subordinated Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), in each case consisting of debentures, notes and/or other unsecured evidences of indebtedness, (ii) shares of Preferred Stock, par value $5.00 per share (the "Preferred Stock"), and (iii) warrants to purchase Debt Securities, Preferred Stock or shares of Common Stock, par value $1.00 per share (the "Common Stock"), as shall be designated by the Company at the time of the offering (the "Warrants"). The Debt Securities, the Warrants and any shares of Common Stock issuable upon conversion or exchange of the Debt Securities or Preferred Stock or exercise of the Warrants are collectively referred to as the "Securities" and will have an aggregate initial offering price of up to $400,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a currency other than U.S dollars or in currency units. The Securities may be offered separately or together (in any combination) and as a separate series, in any case in amounts, at prices and on terms to be determined at the time of sale; provided, that the shares of Common Stock may be issued solely upon conversion or exchange of Debt Securities or Preferred Stock or upon exercise of Warrants.

    The form in which the Securities are to be issued, their specific designation, aggregate principal amount or aggregate initial offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption, conversion, exchange and sinking fund terms, if any, exercise price and detachability, if any, and other specific terms will be set forth in a Prospectus Supplement (including any related term sheet) relating to such Securities (the "Prospectus Supplement"), together with the terms of offering of such Securities. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Prospectus Supplement will also contain information, as applicable, about certain material United States Federal income tax considerations relating to the particular Securities offered thereby. The Prospectus Supplement will also contain information, where applicable, as to any listing on a national securities exchange of the Securities covered by such Prospectus Supplement.

    The Securities may be offered and sold directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable purchase price, fee, commissions or discounts will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement. No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of offering of such Securities.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                 APRIL 1, 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY OR BY ANY PROSPECTUS SUPPLEMENT OR OTHER SECURITIES OF THE COMPANY. SUCH TRANSACTIONS MAY BE EFFECTED THROUGH THE NEW YORK STOCK EXCHANGE OR OTHERWISE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" INCLUDED ELSEWHERE HEREIN AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. Such reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company has filed with the Commission two registration statements on Form S-3 (including all amendments thereto, the "Registration Statements") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statements and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statements, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by the Company (File No. 1-3998) with the Commission under the Exchange Act are incorporated herein by reference and made a part hereof:

        (a) the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997;

        (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1997 and January 31, 1998; and

        (c) the Company's Current Report on Form 8-K, dated August 17, 1994, and the Company's Form 8-A, dated August 23, 1994, in connection with the Company's Share Purchase Rights Plan.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Requests for such copies should be directed to Litton Industries, Inc., 21240 Burbank Boulevard, Woodland Hills, California 91367-6675, Attention: Investor Relations; telephone number (818) 598-5000.

                            ------------------------

    Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars" or "U.S.$").

                            ------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                                  THE COMPANY

    Litton is a high technology aerospace, defense and commercial electronics corporation which provides advanced electronic, defense and information systems and marine engineering and production to U.S. and world markets. The Company also provides electronic components and materials to customers worldwide. Approximately 67% of the Company's consolidated revenues for the fiscal year ended July 31, 1997 were derived from sales to the U.S. Government.

    The Company's businesses are reported in four business segments: Advanced Electronics, Information Systems, Marine Engineering and Production, and Electronic Components and Materials. The Advanced Electronics segment is a major supplier of electronic systems and related services to the U.S. and international military electronics markets and also provides navigation systems and electronic components to a variety of commercial customers. The Information Systems segment provides information technology and systems integration in defense as well as non-defense government and commercial sectors. The Marine Engineering and Production segment is a leading designer and builder of complex surface combatant ships for the U.S. Navy and also provides modernization, overhaul, repair and design and engineering work. The Electronic Components and Materials segment is an international supplier of electronic connectors, multilayer circuit boards and other interconnect products, primarily for the telecommunications and computer industries.

    Litton, a Delaware corporation organized in 1953, has its principal executive offices at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675, where its telephone number is (818) 598-5000.

                                USE OF PROCEEDS

    Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including, without limitation, capital expenditures, possible future acquisitions, repurchase of capital stock, refinancing of outstanding indebtedness, working capital requirements and other corporate purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges is computed by dividing the sum of historical earnings before taxes on income and fixed charges, as adjusted, by fixed charges. Fixed charges represent interest expense (including capitalized interest) and amortization of debt discount and expense and that portion of rental expense which is deemed to be representative of interest. The calculations for fiscal years 1994 and 1993 exclude the results of Western Atlas Inc. ("WAI") a former subsidiary which was distributed to holders of Litton Common Stock in March 1994. Accordingly, the results of WAI were reported as discontinued operations.

                                          SIX MONTHS
                                            ENDED
                                           JANUARY
                                             31,        FISCAL YEAR ENDED JULY 31,
                                          ----------  -------------------------------
                                          1998  1997  1997  1996   1995    1994(A) 1993
                                          ----  ----  ----  ----  -------  ----  ----
Ratio of Earnings to Fixed Charges......  5.4    5.1  5.2    8.0    12.2   2.4   2.6

------------------------

(A) Pre-tax earnings for fiscal year 1994 included a charge of $86.0 million related to the settlement of a civil suit.

                       DESCRIPTION OF THE DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the applicable Prospectus Supplement relating to such Debt Securities.

    The Debt Securities may be issued, from time to time, in one or more series, and will constitute either Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities. Senior Debt Securities may be issued from time to time under an Indenture (the "Senior Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Debt Securities Trustee"). Senior Subordinated Debt Securities may be issued from time to time under an Indenture (the "Senior Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Subordinated Debt Securities Trustee"). Subordinated Debt Securities may be issued from time to time under an Indenture (the "Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Debt Securities Trustee").

    The Senior Debt Securities Indenture, the Senior Subordinated Debt Securities Indenture, and the Subordinated Debt Securities Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures," and the Senior Debt Securities Trustee, the Senior Subordinated Debt Securities Trustee and the Subordinated Debt Securities Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees." Forms of the Indentures are filed as exhibits to the Registration Statement. The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Indentures to which they relate. The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indentures, including the definitions therein of certain terms. As used in this section of the Prospectus, the "Company" refers to Litton Industries, Inc. and does not include its subsidiaries.

GENERAL

    The Debt Securities will be direct, unsecured obligations of the Company. The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. Under the Indentures, the Company will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined from time to time by the Company.

    The applicable Prospectus Supplement or Prospectus Supplements relating to any Senior Subordinated Debt Securities or Subordinated Debt Securities will set forth the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by the terms of such Debt Securities would be senior to such Debt Securities and any limitation on the issuance of additional senior indebtedness.

    Securities may be issued as Discount Securities, which may be sold at a discount below their principal amount. Even if Securities are not issued at a discount below their principal amount, such Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. Special United States Federal income tax considerations applicable to Securities issued with original issue discount, including Discount Securities, will be described in more detail in any applicable Prospectus Supplement. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities which are issuable in bearer form, offered exclusively to United States Aliens or denominated in a currency other than United States dollars will be set forth in the Prospectus Supplement relating thereto.

    The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities are to be issuable as registered securities or bearer securities or both and whether the Offered Debt Securities may be represented initially by a Debt Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and whether, and the circumstances under which, beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable or the method of determination thereof; (vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue;
(viii) the Stated Maturities (as defined below) of installments of interest (the "Interest Payment Dates"), if any, on which any interest on the Offered Debt Securities will be payable, and the Regular Record Date for any interest payable on any Offered Debt Securities which are registered securities; (ix) the right or obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities; (x) whether such Offered Debt Securities are convertible or exchangeable into other debt or equity securities, and, if so, the terms and conditions upon which such conversion or exchange will be effected, including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions; (xi) the currency or currencies, including composite currencies or currency units, of payment of principal of and interest, if any, on the Offered Debt Securities, if other than U.S. dollars, and, if other than U.S. dollars, whether the Offered Debt Securities may be satisfied and discharged other than as provided in the Indenture and whether the Company or the holders of any such Offered Debt Securities may elect to receive payments in respect of such Offered Debt Securities in a currency or currency units other than that in which such Offered Debt Securities are stated to be payable; (xii) any terms applicable to such Offered Debt Securities issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xiii) if the amount of payments of principal of and interest, if any, on the Offered Debt Securities is to be determined by reference to an index or formula, or based on a coin or currency or currency unit other than that in which the Offered Debt Securities are stated to be payable, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereto; (xiv) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration or acceleration of the maturity thereof pursuant to an Event of Default; (xv) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xvi) any special United States Federal income tax considerations applicable to the Offered Debt Securities; and (xvii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture. The applicable Prospectus Supplement will also describe the following terms of any series of Subordinated or Senior Subordinated Debt Securities offered hereby in respect of which this Prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Subordinated or

Senior Subordinated Debt Securities of such series by extending the interest payment period, and the duration of such extensions, and (b) the subordination terms of the Subordinated or Senior Subordinated Debt Securities of such series. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect the ability of the Company to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with the applicable Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

    The operations of the Company are currently conducted almost entirely through subsidiaries. Accordingly, the Company's cash flow and its consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    Unless otherwise indicated in an applicable Prospectus Supplement, the Indentures do not include covenants limiting the amount of indebtedness that may be incurred or otherwise restricting the Company's ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company, that may adversely affect the holders of the Debt Securities, if such transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable Prospectus Supplement, the Indentures do not afford the holders of the Debt Securities the right to require the Company to repurchase or redeem the Debt Securities in the event of a highly leveraged transaction. See "Mergers and Sale of Assets."

FORM, EXCHANGE, REGISTRATION AND TRANSFER

    The Debt Securities of a series may be issued solely as registered securities, solely as bearer securities (with or without coupons attached) or as both registered securities and bearer securities. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under "Global Debt Securities." Unless otherwise indicated in an applicable Prospectus Supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof, and bearer securities will be issuable in denominations of $5,000 and $100,000.

    Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both registered securities and as bearer securities, at the option of the holder, subject to the terms of the applicable Indenture, bearer securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any bearer security surrendered in exchange for a registered security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer securities may not be issued in exchange for registered securities.

    Debt Securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable Prospectus Supplement, registered securities may be presented for registration of transfer, at the office or agency of the Company designated as registrar or co-registrar with respect to any series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by the Company upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company intends to initially appoint the Trustee as registrar and the name of any different or additional registrar designated by the Company with respect to the Offered Debt Securities will be included in the Prospectus Supplement relating thereto. If a Prospectus Supplement refers to any transfer agents (in addition to the registrar) designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (in addition to the registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

    In the event of any partial redemption of Debt Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption, and (b) if Debt Securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and of like tenor and principal amount that is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on registered securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that at the option of the Company payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on registered securities will be made to the person in whose name such registered security is registered at the close of business on the Regular Record Date for such payment of interest.

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on bearer securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as the Company may designate from time to time, or by check or transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, any payment of interest on any bearer securities will be made only against surrender of the coupon relating to such interest installment.

    Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will be designated as the Company's sole paying agent for payments with respect to Debt Securities which are issuable solely as registered securities and as the Company's paying agent in the Borough of Manhattan, The City of New York, for payments with respect to Debt Securities (subject to any limitations described in any applicable

Prospectus Supplement) which are issuable as bearer securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by the Company for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (i) a paying agent in the Borough of Manhattan, The City of New York for payments with respect to any registered securities of the series (and for payments with respect to bearer securities of the series in the circumstances described in the Indenture, but not otherwise), and (ii) a paying agent in a Place of Payment located outside the United States where Debt Securities of such series and any related coupons may be presented and surrendered for payment.

    All moneys paid by the Company to a paying agent for the payment of principal of or interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A global Debt Security may be issued in either registered or bearer form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole to the Depositary for such Debt Security or to a nominee or successor of such Depositary. If any Debt Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Debt Security and the specific terms of the depositary arrangement with respect to any such global Debt Security.

MERGERS AND SALES OF ASSETS

    The Company, in a single transaction or series of related transactions, may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its properties and assets to another person or group of affiliated persons, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no event which is, or after notice or passage of time or both would be, an Event of Default (any such event, a "Default") or Event of Default shall have occurred or be continuing under the Indenture. Upon the assumption of the Company's obligations by a person to whom such properties or assets are conveyed, transferred or leased, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

    Each Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to each series of the Debt Securities outstanding thereunder individually, the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind any such declaration.

    Under each Indenture, an Event of Default is defined as, with respect to each series of Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Security of such series; (ii) default in payment of any interest on any Debt Security of such series when due, continuing for 30 days (or such other period as shall be set forth in the applicable Prospectus Supplement); (iii) failure by the Company to comply with its other agreements in the Debt Securities of such series or such Indenture for the benefit of the holders of Debt Securities of such series upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series and the Company's failure to cure such Default within 60 days (or such other period as shall be set forth in the applicable Prospectus Supplement) after receipt by the Company of such notice; (iv) certain events of bankruptcy or insolvency; and (v) any other Event of Default set forth in the applicable Prospectus Supplement.

    The Trustee shall give notice to holders of the Debt Securities of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the holders.

    The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or the Debt Securities, unless
(i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series;
(ii) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

    Notwithstanding the foregoing, the right of any holder of any Debt Security or coupon to receive payment of the principal of and interest in respect of such Debt Security or payment of such coupon on the date specified in such Debt Security or coupon representing such installment of interest as the fixed date on which an amount equal to the principal of such Debt Security or an installment of principal thereof or interest thereon is due and payable (the "Stated Maturity" or "Stated Maturities") or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing Default with respect to such series and its consequences, other than
(i) any Default in any payment of the principal of, or interest on, any Debt Security of such series or (ii) any Default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each outstanding Debt Security of such series affected as described in "Modification and Waiver," below.

    Each Indenture provides that the Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the first fiscal year ending after the execution of the relevant Indenture) an officers' certificate stating whether or not the signers know of any Default that occurred during such period.

MODIFICATION AND WAIVER

    The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities or any related coupons (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Debt Securities; (iii) to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions (including restrictions relating to payment in the United States) on the payment of principal of or interest, if any, on bearer securities, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other authorized denominations or to permit the issuance of Debt Securities in uncertificated form; (iv) to establish the form or terms of Debt Securities of any series and any related coupons as permitted by the Indenture;
(v) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (vi) to cure any ambiguity, defect or inconsistency; (vii) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), provided that any such addition, change or elimination neither (a) applies to any Debt Security of any series created prior to the execution of such supplemental indenture and is entitled to the benefit of such provision nor (b) modifies the rights of the holder of any such Debt Security with respect to such provision; (viii) to secure the Debt Securities; or (ix) to make any other change that does not adversely affect the rights of any Securityholder.

    Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series and any related coupons under such Indenture; provided that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby
(i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Debt Security or any premium payable upon redemption thereof, or reduce the amount of principal of any Debt Security that is a Discount Security and that would be due and payable upon declaration of acceleration of maturity thereof, (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend such Indenture; (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default; or (vii) in the case of Senior Subordinated or Subordinated Debt Securities, amend or modify any of the provisions of such Indenture relating to subordination of the Debt Securities in any manner adverse to the holders of such Debt Securities. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Debt Securities of such series.

DISCHARGE AND DEFEASANCE

    Unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the Trustee for cancellation all outstanding Debt Securities of such series or depositing with the Trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

    In addition, unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or (b) may cease to comply with certain restrictive covenants ("covenant defeasance") including those described under "Mergers and Sales of Assets" and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, the Company's delivery of an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and will be subject to tax in the same manner as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

THE TRUSTEES

    Each Trustee will be permitted to engage in other transactions with the Company and its subsidiaries; however, if any Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

    The Company may issue, from time to time, shares of one or more series or classes of Preferred Stock. The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock and the extent, if any, to which such general provisions may apply to the series of Preferred Stock so offered will be described in the Prospectus Supplement relating to such Preferred Stock. The following summary of certain provisions of the Preferred Stock do not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and the Certificate of Designation relating to a specific series of the Preferred Stock (the "Certificate of Designation"), which will be in the form filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

    Under the Certificate of Incorporation, the Company has the authority to issue up to 22 million shares of Preferred Stock. The Board of Directors of the Company is authorized to issue shares of Preferred Stock, in one or more series or classes, and to fix for each such series voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the Delaware General Corporation Law.

    The Board of Directors of the Company shall be authorized to determine for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (i) the designation of such shares and the number of shares that constitute such series, (ii) the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of capital stock of the Company, (iii) the dividend periods (or the method of calculation thereof), (iv) the voting rights of the shares, (v) the liquidation preference and the priority as to payment of such liquidation preference with respect to other classes or series of capital stock of the Company and any other rights of the shares of such series upon any liquidation or winding-up of the Company,
(vi) whether or not and on what terms the shares of such series will be subject to redemption or repurchase at the option of the Company, (vii) whether and on what terms the shares of such series will be convertible into or exchangeable for other debt or equity securities, (viii) whether depositary shares representing shares of such series of Preferred Stock will be offered and, if so, the fraction of a share of such series of Preferred Stock represented by each depositary share (see "Description of Depositary Shares" below), (ix) whether the shares of such series of Preferred Stock will be listed on a securities exchange, (x) any special United States Federal income tax considerations applicable to such series, and (xi) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series.

DIVIDENDS

    Holders of shares of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Company out of funds of the Company legally available therefor, an annual cash dividend payable at such dates and at such rates, if any, per share per annum as set forth in the applicable Prospectus Supplement.

    Unless otherwise set forth in the applicable Prospectus Supplement, no dividends (other than in common stock or other capital stock ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the common stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends, nor shall any common stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock as to dividends) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however; that any monies theretofore deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment;

and provided, further; that any such junior or parity preferred stock or common stock may be converted into or exchanged for stock of the Company ranking junior to the Preferred Stock as to dividends.

    The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

CONVERTIBILITY

    No series of Preferred Stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions upon which such conversion or exchange may be effected, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

REDEMPTION AND SINKING FUND

    No series of Preferred Stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions thereof, including the dates and redemption prices of any such redemption, any conditions thereto, and any other redemption or sinking fund provisions.

LIQUIDATION RIGHTS

    Unless otherwise set forth in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of: (i) any other shares of preferred stock ranking junior to such series of Preferred Stock as to rights upon liquidation, dissolution or winding up; and (ii) shares of common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Preferred Stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Company's capital stock ranking senior to such series of the Preferred Stock as to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock, and any other Preferred Stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the preferred stock and such other parity preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a Prospectus Supplement for a series of Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale of securities shall be considered a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of Preferred Stock will be entitled to one vote for each share of preferred stock and vote together with the holders of Common Stock and preference stock, if any, on all matters, PROVIDED, that during any period when the holders of Preferred Stock, voting as a class, are entitled to elect two directors, as described below, holders of Preferred Stock shall not be entitled to participate with the holders of the Common Stock and the preference stock, if any, in the election of any other directors. Whenever dividends on any applicable series of Preferred Stock or any other class or series of stock ranking on a parity with the applicable series of Preferred Stock with respect to the payment of dividends shall not have been paid in an amount equivalent to six quarterly dividends or three semi-annual dividends, the holders of shares of such series of Preferred Stock (voting separately as a class with all other series of Preferred Stock then entitled to such voting rights) will be entitled to vote for the election of two directors of the Company until all dividends in default on such series of Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Preferred Stock shall terminate immediately upon the termination of the right of the holders of such Preferred Stock to vote for directors.

    So long as any shares of any series of Preferred Stock remain outstanding, the Company shall not, without the consent of holders of at least two thirds of the shares of such series of Preferred Stock outstanding at the time, voting separately as a class with all other series of Preferred Stock of the Company upon which like voting rights are exercisable, (i) authorize any class of stock ranking prior to the outstanding Preferred Stock as to dividends or upon liquidation; (ii) alter or change the preferred, special rights or powers of the Preferred Stock so as to adversely affect such class of stock, PROVIDED, HOWEVER, that no such class vote shall be required in connection with any increase in the total number of the authorized common stock or authorized preferred stock or any increase or decrease in the number of shares of any series of preferred stock ranking on a parity with the Preferred Stock as to dividends and upon liquidation, dissolution or winding or fixing of any of the terms of any shares of Preferred Stock; or (iii) purchase or redeem less than all of the Preferred Stock unless the full dividends to which all shares of Preferred Stock of all series shall have been paid or declared and a sum sufficient for such payment set apart.

    Unless otherwise set forth in the applicable Prospectus Supplement, holders of shares of Preferred Stock will not have any other voting rights except as otherwise required from time to time by applicable law.

MISCELLANEOUS

    The holders of Preferred Stock will have no preemptive rights. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Preferred Stock redeemed or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable Prospectus Supplement. Payment of dividends on any series of Preferred Stock may be restricted by loan agreements, indentures and other transactions entered into by the Company. The accompanying Prospectus Supplement will describe any material contractual restrictions on dividend payments.

NO OTHER RIGHTS

    The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Certificate of Incorporation or the applicable Certificate of Designation or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may, at its option, elect to offer fractional interests in shares of the Preferred Stock of a series, rather than full shares of the Preferred Stock of such series. In the event such option is exercised, the Company will issue receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

    The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") among the Company, a depositary to be named in the applicable Prospectus Supplement (the "Preferred Stock Depositary"), and the holders from time to time of depositary receipts issued thereunder. Subject to the terms of the Deposit Agreement, each holder of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights).

    The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Preferred Stock.

    The following description sets forth certain general terms and provisions of the Depositary Shares to which any Prospectus Supplement may relate. The particular terms of the Depositary Shares to which any Prospectus Supplement may relate and the extent, if any, to which such general provisions may apply to the Depositary Shares so offered will be described in the applicable Prospectus Supplement. The forms of Deposit Agreement and Depositary Receipt will be filed as exhibits to the Registration Statement. The following summary of certain provisions of the Depositary Shares and Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the Deposit Agreement, including the definitions therein of certain terms.

    Immediately following the issuance of shares of a series of Preferred Stock by the Company, the Company will deposit such shares with the Preferred Stock Depositary, which will then issue and deliver the Depositary Receipts to the purchasers thereof. Depositary Receipts will only be issued evidencing whole Depositary Shares. A Depositary Receipt may evidence any number of whole Depositary Shares.

    Pending the preparation of definitive engraved Depositary Receipts, the Preferred Stock Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and such temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the related series of Preferred Stock to the record holders of Depositary Shares relating to such series of Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

    In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of Depositary Shares owned by such holders, unless the Preferred Stock Depositary determines that such distribution cannot be made proportionately among such holders or that it is not feasible to make such distributions, in which case the Preferred Stock Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, at such place or places and upon such terms as it may deem proper.

    The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by the Company or the Preferred Stock Depositary on account of taxes or other governmental charges.

REDEMPTION OF DEPOSITARY SHARES

    If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from any redemption, in whole or in part, of such series of the Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. If the Company redeems shares of a series of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the Preferred Stock Depositary.

    After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption, upon surrender to the Preferred Stock Depositary of the Depositary Receipts evidencing such Depositary Shares. Any funds deposited by the Company with the Preferred Stock Depositary for any Depositary Shares that the holders thereof fail to redeem will be returned to the Company after a period of two years from the date such funds are so deposited.

VOTING THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of any series of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such series of Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the related series of Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the number of shares of the series of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of shares of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, provided the Preferred Stock Depositary receives such instructions sufficiently in advance of such meeting to enable it to so vote or cause to be voted the shares of Preferred Stock, and the Company will agree to take all reasonable action that may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

WITHDRAWAL OF STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his or her order; of the number of whole shares of the related series of Preferred

Stock and any money or other property, if any, represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock, but holders of such whole shares of Preferred Stock will not thereafter be entitled to deposit such shares of Preferred Stock with the Preferred Stock Depositary or to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder or upon his or her order at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. Every holder of a Depositary Receipt at the time such amendment becomes effective will be deemed, by continuing to hold such Depositary Receipt, to be bound by the Deposit Agreement as so amended. Notwithstanding the foregoing, in no event may any amendment impair the right of any holder of any Depositary Shares, upon surrender of the Depositary Receipts evidencing such Depositary Shares and subject to any conditions specified in the Deposit Agreement, to receive shares of the related series of Preferred Stock and any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by the Company at any time upon not less than 60 days prior written notice to the Preferred Stock Depositary, in which case, on a date that is not later than 30 days after the date of such notice, the Preferred Stock Depositary shall deliver or make available for delivery to holders of Depositary Shares, upon surrender of the Depositary Receipts evidencing such Depositary Shares, such number of whole or fractional shares of the related series of Preferred Stock as are represented by such Depositary Shares. The Deposit Agreement shall automatically terminate after all outstanding Depositary Shares have been redeemed or there has been a final distribution in respect of the related series of Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Shares.

CHARGES OF DEPOSITARY

    The Company will pay all transfer and other taxes and the governmental charges arising solely from the existence of the depositary arrangements. The Company will pay the charges of the Preferred Stock Depositary including charges in connection with the initial deposit of the related series of Preferred Stock and the initial issuance of the Depositary Shares and all withdrawals of shares of the related series of Preferred Stock, except that holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Preferred Stock Depositary may resign at any time by delivering to the Company written notice of its election to do so, and the Company may at any time remove the Depositary any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary, which successor

Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The Preferred Stock Depositary will forward to the holders of Depositary Shares all reports and communications from the Company that are delivered to the Preferred Stock Depositary and which the Company is required to furnish to the holders of the Preferred Stock.

    The Preferred Stock Depositary's corporate trust office will be identified in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the Preferred Stock Depositary will act as transfer agent and registrar for Depositary Receipts and if shares of a series of Preferred Stock are redeemable, the Preferred Stock Depositary will act as redemption agent for the corresponding Depositary Receipts.

                            DESCRIPTION OF WARRANTS

GENERAL

    The Company may issue, together with other Securities or separately, warrants for the purchase of (i) Debt Securities ("Debt Warrants"), (ii) Preferred Stock (the "Preferred Stock Warrants") or (iii) Common Stock ("Common Stock Warrants"). The Preferred Stock Warrants and the Common Stock Warrants are collectively referred to as the "Stock Warrants" and the Stock Warrants and the Debt Warrants are collectively referred to as the "Warrants").

    The Warrants will be issued under Warrant Agreements (as defined below) to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all to be set forth in the applicable Prospectus Supplement relating to any or all Warrants in respect of which this Prospectus is being delivered. Copies of the form of agreement for each Warrant (each a "Debt Securities Warrant Agreement" or "Stock Warrant Agreement," as the case may be, or collectively the "Warrant Agreements"), including the forms of certificates representing the Warrants ("Debt Warrant Certificates" or "Stock Warrant Certificates," as the case may be, or collectively, the "Warrant Certificates") reflecting the provisions to be included in such agreements that will be entered into with respect to the particular offerings of each type of warrant are, or will be, filed as exhibits to the Registration Statement of which this Prospectus forms a part.

    The following description sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants to which any Prospectus Supplement may relate and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the applicable Prospectus Supplement. The following summary of certain provisions of the Warrants, Warrant Agreements and Warrant Certificates does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the Warrant Agreements and Warrant Certificates, including the definitions therein of certain terms.

DEBT WARRANTS

    GENERAL. Reference is made to the applicable Prospectus Supplement for the terms of Debt Warrants in respect of which this Prospectus is being delivered, the Debt Securities Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (i) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants; (ii) the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (iii) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (iv) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise;
(v) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (vi) a discussion of the material United States Federal income tax considerations applicable to the ownership or exercise of Debt Warrants; (vii) whether the Debt Warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; (viii) call provisions of such Debt Warrants, if any; and (ix) any other terms of the Debt Warrants.

    Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

    EXERCISE OF DEBT WARRANTS. Each Debt Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to 5:00 p.m., New York City time, on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m., New York City time, on the expiration date, unexercised Debt Warrants will become void.

    Debt Warrants may be exercised as set forth in the applicable Prospectus Supplement relating to the Debt Warrants. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

STOCK WARRANTS

    GENERAL. Reference is made to the applicable Prospectus Supplement for the terms of Stock Warrants in respect of which this Prospectus is being delivered, the Stock Warrant Agreement relating to such Stock Warrants and the Stock Warrant Certificates representing such Stock Warrants, including the following:
(i) the type and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Stock Warrants and the procedures and conditions relating to the exercise of such Stock Warrants; (ii) the date, if any, on and after which such Stock Warrants and the related shares of Preferred Stock or Common Stock will be separately tradeable; (iii) the offering price of such Stock Warrants, if any; (iv) the initial price at which such shares may be purchased upon exercise of Stock Warrants and any provision with respect to the adjustment thereof; (v) the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire; (vi) a discussion of the material United States Federal income tax considerations applicable to the ownership or exercise of Stock Warrants; (vii) call provisions of such Stock Warrants, if any; (viii) any other terms of the Stock Warrants and; (ix) in the case of Preferred Stock Warrants, information relating to the Preferred Stock purchasable upon exercise of such Preferred Stock Warrants.

    Stock Warrant Certificates will be exchangeable for new Stock Warrant Certificates of different denominations and Stock Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Stock Warrants, holders of Stock Warrants will not have any of the rights of holders of shares of capital stock purchasable upon such exercise, and will not be entitled to any dividend payments on such capital stock purchasable upon such exercise.

    EXERCISE OF STOCK WARRANTS. Each Stock Warrant will entitle the holder to purchase for cash such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Stock Warrants offered thereby. Unless otherwise specified in the applicable Prospectus Supplement, Stock Warrants may be exercised at any time up to 5:00 p.m., New York City time, on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m., New York City time, on the expiration date, unexercised Stock Warrants will become void.

    Stock Warrants may be exercised as set forth in the applicable Prospectus Supplement relating thereto. Upon receipt of payment and the Stock Warrant Certificates properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward a certificate representing the number of shares of capital stock purchasable upon such exercise. If less than all of the Stock Warrants represented by such Stock Warrant Certificate are exercised, a new Stock Warrant Certificate will be issued for the remaining amount of Stock Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement. Securities offered pursuant to a particular Prospectus Supplement are referred to herein as "Offered Securities."

    Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

    If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

    If so indicated in an applicable Prospectus Supplement, the Company will authorize dealers acting as its agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The terms and conditions of any Contracts will be set forth in the applicable Prospectus Supplement relating thereto. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

    Until the distribution of the Securities offered pursuant to any Prospectus Supplement is completed, the Commission's rules may limit the ability of any underwriter participating in such distribution to bid for and purchase the Securities offered thereby and other securities of the Company. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize or maintain the price of such securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such securities. If any such underwriter creates a short position in such securities in connection with the offering, such underwriter may reduce such short position by purchasing securities.

    In general, bids for or purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such bids or purchases.

    Neither the Company nor any underwriter participating in any distribution makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered Securities or other securities of the Company. In addition, neither the Company nor any such underwriter makes any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for any of the Securities.

                                 LEGAL MATTERS

    Certain legal matters with respect to the legality of the Securities being offered hereby will be passed upon for the Company by John E. Preston, Esq., Senior Vice President and General Counsel of the Company. As of March 27, 1998, Mr. Preston owned 14,801 shares of Common Stock and held options to acquire an additional 56,258 shares of Common Stock. Certain legal matters will be passed upon for any underwriters acting on behalf of the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus Supplement by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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    NO DEALER, SALESPERSON, OR ANY PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LITTON OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                       PAGE
                                                     ---------
The Company........................................        S-2
Use of Proceeds....................................        S-2
Recent Events......................................        S-3
Capitalization.....................................        S-4
Selected Historical Financial Data.................        S-5
Management's Discussion and Analysis of Historical
  Financial Condition and Results Of Operations....        S-6
Business...........................................       S-11
Description of the Securities......................       S-15
Underwriting.......................................       S-19
Validity of Securities.............................       S-20
Experts............................................       S-20

                          PROSPECTUS

Available Information..............................          2
Incorporation of Certain Documents by Reference....          2
The Company........................................          4
Use of Proceeds....................................          4
Ratio of Earnings to Fixed Charges.................          4
Description of the Debt Securities.................          5
Description of Preferred Stock.....................         12
Description of Depositary Shares...................         16
Description of Warrants............................         19
Plan of Distribution...............................         21
Legal Matters......................................         22
Experts............................................         22

                                  $300,000,000

                            LITTON INDUSTRIES, INC.

                                     [LOGO]

                                  $100,000,000
                                 % SENIOR NOTES
                                    DUE 2003

                                  $200,000,000
                              % SENIOR DEBENTURES
                                    DUE 2018

                              -------------------

                             PROSPECTUS SUPPLEMENT

                              -------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                                 APRIL   , 1998

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